January 10, 2013

Division of Corporation Finance
Office of Beverages, Apparel, and Mining
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Tia L. Jenkins, Senior Assistant Chief Accountant

RE:	Nevsun Resources Ltd.
Form 40-F for Fiscal Year Ended December 31, 2011 Filed March 29, 2012 File No. 001-32405

Dear Ms. Jenkins:

Thank you for your comment letter dated December 19, 2012 (the “SEC Comment Letter”) regarding Nevsun Resources Ltd.’s (the “Company”) Form 40-F Annual Report for the Fiscal Year Ended December 31, 2011. This letter is in response to the SEC Comment Letter.  For your convenience, we have restated the Staff’s comments below in bold with our response to each comment following immediately thereafter in italics.

Form 40-F for Fiscal Year Ended December 31, 2011

Exhibit 99.1 Annual Information Form
Mining Properties: Bisha, Eritrea, page 13

1. In future Filings please report your mineral reserves to correspond to your fiscal year end or tell us why you are unable to do so.

Response: The Company will, in future filings of its Annual Report on Form 40-F, report its mineral reserves to correspond to its fiscal year end or explain why it is unable to do so.

2. Please provide a detailed reconciliation of your mineral reserves dated May 31, 2012 to the mineral reserves dated January 1, 2011.

NEVSUN  RESOURCES  LTD.
760 – 669 Howe Street,  Vancouver,  British Columbia  Canada  V6C 0B4
Tel: 604-623-4700    Toll Free: 1-888-600-2200    Fax: 604-623-4701   www.nevsun.com

Response:  For your convenience we are supplementally providing the Staff with a detailed reconciliation of the Company’s mineral reserves dated May 31, 2012 to those dated January 1, 2011 which is attached hereto. We would also refer you to the Company’s July 24, 2012 news release for additional information that compares the minerals reserves dated May 31, 2012 to those dated January 1, 2011.

Documents Incorporated by Reference

3.  We note that you attached Management’s Discussion and Analysis as Exhibit 99.3 to a previously furnished Form 6-K that was then incorporated by reference into this Form 40-F.  General Instruction B.5 to Form 40-F requires information incorporated by reference, that was not previously filed with the Commission, to be attached as an exhibit and filed with the Form 40-F.  Information submitted on Form 6-K is considered furnished but not filed.  Please refer to General Instruction B to Form 6-K.  Accordingly, please amend your Form 40-F to attach and file your Management’s Discussion and Analysis as an exhibit.

Response: Please note that the Company has filed an amendment to the 2011 Form 40-F to attach the MD&A as an exhibit and will continue to do so when filing future 40-F reports.

In response to the SEC’s comment to provide a written statement of acknowledgement, the Company hereby acknowledges that,

  it is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindest regards,

/s/ Peter Hardie

Peter Hardie
Chief Financial Officer

NEVSUN  RESOURCES  LTD.
760 – 669 Howe Street,  Vancouver,  British Columbia  Canada  V6C 0B4
Tel: 604-623-4700    Toll Free: 1-888-600-2200    Fax: 604-623-4701   www.nevsun.com